LI FU
ABAX GLOBAL CAPITAL
TPG GROWTH ASIA, INC.

December 28, 2011

STRICTLY CONFIDENTIAL

By Email (via BAML)

Special Committee of the Board of Directors Fushi Copperweld, Inc. TYG Center Tower B, Suite 2601 Dongsanhuan Bei Lu, Bing 2 Beijing, 100027, China

Dear Members of the Special Committee:

We would like to take this opportunity to update you on the progress we have made since the submission by Mr. Li Fu and Abax Global Capital on November 17, 2011 of a firm offer (the “November Offer”) to acquire all of the outstanding shares of common stock of the Fushi Copperweld, Inc. (the “Company”) not currently owned by Mr. Li Fu and his affiliates (collectively, “Mr. Fu”) and certain investment funds managed, advised and/or appointed by Abax Global Capital and its affiliated management companies (collectively, “Abax”) by Green Dynasty Limited (“Bidco”), a special purpose vehicle formed to effect the proposed going private transaction (the “Transaction”).

Revised Price

We appreciate the Special Committee’s willingness to continue its discussions with us following the expiration of the November Offer on December 2, 2011 and we continue to be extremely enthusiastic about the Transaction.  We are pleased to inform you that TPG Growth Asia, Inc. or its affiliates (collectively, “TPG”) will be joining Mr. Fu and Abax as investors in Bidco as discussed below (Mr. Fu, Abax and TPG are collectively referred to as the “Bidco Consortium”).  The Bidco Consortium has reviewed the additional financial information with respect to the Company provided to us by the Special Committee, and we are pleased to submit our best and final offer price of US$9.50 per share in cash for each outstanding share of common stock of the Company not currently owned by Mr. Fu or Abax (the “Revised Offer”), subject to the terms and conditions set forth in the merger agreement for the transaction (the “Merger Agreement”), a revised draft of which has been provided.  We believe that the Revised Offer provides an attractive alternative to the Company’s shareholders.  In particular, the Revised Offer represents a premium of 26.3% to the closing price of the Company’s common shares on December 27, 2011 and a premium of 38.2% to the volume-weighted average price (“VWAP”) for the last three months, and a premium of 40.1% to the VWAP for the last six months.

Financing Sources

We had previously provided to the Special Committee a commitment letter from China Development Bank Corporation (“CDB”) for the provision of a senior term loan (the “Loan”) to finance a portion of the funds required for the Transaction.  While we have made significant progress with CDB, the nature of the lengthy bank approval process in China is such that we are unable to submit the draft facility agreement (the “Facility Agreement”) for the Loan with this letter.  We understand that the Special Committee expects the Facility Agreement to be executed concurrently with the Merger Agreement.  As previously discussed, we expect to receive a draft of the Facility Agreement in late January 2012, which should enable us to provide a fully negotiated Facility Agreement to the Special Committee during the second week of February 2012.  Upon receipt thereof, we would expect the Special Committee to give prompt consideration to our Revised Offer and we would be prepared to execute the Merger Agreement concurrently with the Facility Agreement on an expedited basis following your consideration.

We expect that the total amount of funds needed to complete the Transaction will be approximately US$260 million.  We intend to fund the Transaction through a combination of (i) the Loan and (ii) the proceeds from an equity investment from certain investment funds managed, advised and/or appointed by Abax and an equity investment and/or mezzanine debt financing from certain investment funds affiliated with TPG.  We have provided a revised form of equity commitment letter of Abax and a form of equity and mezzanine debt commitment letter of TPG.

Transaction Documents

We have provided revised drafts of the Merger Agreement and the Limited Guarantee that we are prepared to execute.

Authorization by Special Committee

In light of the foregoing, we ask that the Special Committee extend the period during which Abax, Mr. Fu and TPG may continue to discuss a joint bid with respect to the Transaction until at least February 29, 2012.  We request that the Special Committee consent to this extension as soon as possible and prior to December 31, 2011, the date on which the Special Committee’s current consent will expire.

We continue to be extremely enthusiastic about the Transaction and believe that the Transaction will provide superior value to the Company’s shareholders.  You should be assured that we are fully committed to finalizing the Facility Agreement as expeditiously as possible, targeting the second week of February 2012, and thereafter moving very quickly towards signing a mutually agreeable Merger Agreement.

The Revised Offer and the contents of this letter are subject in all respects to (i) execution of a Facility Agreement with CDB in a form satisfactory to the Bidco Consortium, (ii) our receipt by January 13, 2012 of an executed consent letter from the Special Committee authorizing Abax, Mr. Fu and TPG to continue to discuss a joint bid with respect to the Transaction until at least February 29, 2012, (iii) completion of due diligence to the satisfaction of TPG, and (iv) execution of mutually agreeable definitive documentation with respect to the Transaction.

Should you have any questions on this letter, please do not hesitate to call or email us.  We look forward to hearing from you.

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Yours sincerely,

Abax Global Capital	TPG Growth Asia, Inc.

By: /s/ Donald Yang	/s/ Ronald Cami
Name: Donald Yang	Name: Ronald Cami
Title: Managing Partner	Title: Authorized Signatory

Mr. Li Fu

/s/ Li Fu

cc:	Patrick Ramsey (Bank of America Merrill Lynch)
Dennis Friedman (Gibson, Dunn & Crutcher LLP)
Eduardo Gallardo (Gibson, Dunn & Crutcher LLP)